UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)

Joby Aviation, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G65163 100
(CUSIP Number)

Masayoshi Hachisuka
Toyota Motor Corporation
1 Toyota cho, Toyota City Aichi 471-8571 Japan
+81-565-28-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G65163 100	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Toyota Motor Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,871,831
	8	SHARED VOTING POWER 5,880,780*
	9	SOLE DISPOSITIVE POWER 72,871,831
	10	SHARED DISPOSITIVE POWER 5,880,780*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,752,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes (i) 5,813,286 Common Shares of the Issuer issued to TVF (as defined herein) and (ii) 67,494 Common Shares of the Issuer issued to TVPF (as defined herein), in each case pursuant to the Merger Agreement (as defined herein). See Item 3. TMC (as defined herein) has voting and dispositive power of the Common Shares held by TVF and TVPF and therefore may be deemed to be the beneficial owner of such Common Shares.

** Based on 603,887,944 Common Shares issued and outstanding as of August 10, 2021 upon the consummation of the Business Combination (as defined herein and as further described in the Issuer’s Registration Statement on Form S-1 filed with the SEC on August 17, 2021).

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Joby Aviation, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2155 Delaware Avenue, Suite #225 Santa Cruz, CA 95060.

ITEM 2.	IDENTITY AND BACKGROUND

(a)         This Schedule 13D is being filed by Toyota Motor Corporation, a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act (“TMC” or the “Reporting Person”).

(b)         The address of the principal office of TMC is 1 Toyota cho, Toyota City, Aichi 471-8571 Japan.

(c)         The principal business of TMC is automotive manufacturing.

The name, business address, present principal occupation or employment and citizenship of each director or executive officer of the Reporting Person (each, a “Related Party”) are set forth on Annex A hereto.

(d)     During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Related Parties, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Related Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Items 2(a) and 2(c) above for place of organization or citizenship of the Reporting Person and Related Parties.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 10, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Issuer, RTP Merger Sub Inc. (“Merger Sub”) and Joby Aero, Inc. (“Joby”), Merger Sub merged with and into Joby with Joby surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Joby was automatically cancelled and converted into approximately 3.4572 Common Shares.

As a result of the foregoing, the shares of common stock of Joby beneficially held by the Reporting Person were converted into an aggregate of 78,752,611 Common Shares of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The securities described in this Schedule 13D as beneficially owned by the Reporting Person were acquired in connection with the closing of the Business Combination (as defined below). The Reporting Person intends to review its investments in the Issuer on a continuing basis. The Reporting Person may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time, including, but not limited to:

(i) acquiring additional Common Shares and/or other equity, debt, notes or other securities of the Issuer, including, but not limited to, derivative or other instruments that are based upon or relate to the value of the Common Shares of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including, but not limited to, interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       The aggregate number of shares of Common Shares to which this Schedule 13D relates is 78,752,611 Common Shares as of the date hereof. Based on 603,887,944 Common Shares outstanding (as described in the Issuer’s Registration Statement on Form S-1 with the SEC on August 17, 2021), the Common Shares reported on this Schedule 13D represent approximately 13.0% of the Issuer’s outstanding Common Shares. Of the 78,752,611 Common Shares to which this Schedule 13D relates, (i) 72,871,831 Common Shares are held of record by TMC, (ii) 5,813,286 Common Shares are held of record by Toyota A.I. Ventures Fund I, L.P., a limited partnership formed under the laws of Delaware (“TVF”), and (iii) 67,494 Common Shares are held of record by Toyota A.I. Ventures Parallel Fund I-A, L.P., a limited partnership formed under the laws of Delaware (“TVPF”). TMC owns 100% of the manager and each of the general partners of both TVF and TVPF. As such, TMC may be deemed to beneficially own 78,752,611 Common Shares as it has voting and dispositive control over the Common Shares held by TVF and TVPF.

        Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Related Parties may be deemed to beneficially own any Shares other than as set forth herein.

(b)        The Reporting Person may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by the Reporting Person as indicated herein.

(c)       On August 10, 2021, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2021, by and among Reinvent Technology Partners, a Cayman Islands exempted company (“RTP”), RTP Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of RTP (“Merger Sub”) and into Joby Aero, Inc., a Delaware corporation (“Joby”). Merger Sub merged with and into Joby, the separate corporate existence of Merger Sub ceased and Joby survived as a wholly owned subsidiary of the Issuer (the “Business Combination”).

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference in this Item 5.

(d)       No person, other than the limited partners of TVPF, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Person.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On the terms and subject to the conditions set forth in the Memorandum of Understanding (“MOU”) dated February 23, 2021, between Joby and TMC, TMC will be entitled to appoint (i) one director to the Issuer Board and (ii) one non-voting observer to the Issuer Board, in each case until such time as the termination of the MOU. The foregoing appointments shall expire on the anniversary of the date on which (1) TMC and its affiliates no longer beneficially own at least 50% of the total Joby shares held by TMC and its affiliates immediately following the Merger or (2) TMC exercises the opt-out right to the Lock-up Agreement (as defined herein).

In connection with the closing of the Business Combination, the Issuer, the Reporting Person and certain other stockholders entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which the Reporting Person are contractually restricted from selling or transferring any Common Shares (the “Lock-up Shares”) for certain periods of time. Such lockup restrictions began on August 10, 2021 (the “Closing”) and end in tranches of 20% of the Lock-up Shares at each of (i) the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of the Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing, (iv) the four-year anniversary of the Closing and (v) the five-year anniversary of the Closing, except that the Lock-up Agreement entered into between the Reporting Person and the Issuer provides that the Reporting Person may, within 30 days of the third anniversary of the Merger, opt out of the final two years of such term with all remaining shares immediately released on such third year anniversary of the Merger if TMC makes the determination, that the collaboration with Joby has not reached its desired progress. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

In connection with the closing of the Business Combination, the Issuer, the Reporting Person, and certain other stockholders of the Issuer and RTP entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within thirty calendar days of the closing of the Business Combination. Certain Joby stockholders and RTP stockholders, including the Reporting Person, may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. The Issuer also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing descriptions of the MOU, Lock-up Agreement and Registration Rights Agreement are qualified in their entirety by reference to each agreement, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated by reference in this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Reinvent Technology Partners, RTP Merger Sub Inc. and Joby Aero, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 001-38209) filed on August 17, 2021).
99.2

Memorandum of Understanding, dated as of February 20, 2021, by and between Joby Aero, Inc. and Toyota Motor Corporation (incorporated herein by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 (File No. 001-38209) filed on August 17, 2021).

99.3

Form of Majority Company Equityholders Lock-Up Agreement (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 001-38209) filed on August 17, 2021).

99.4

Amended and Restated Registration Rights Agreement, by and among the Issuer and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (File No. 001-38209) filed on August 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

TOYOTA MOTOR CORPORATION

By:	/s/ Kenta Kon
Name: Kenta Kon
Title: Operating Officer

SCHEDULE A

With respect to TMC, the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each executive officer and director of TMC is set forth below. For each such executive officer and director, the business address is c/o Toyota Motor Corporation, 1 Toyota cho, Toyota City, Aichi 471-8571 Japan.

Directors of TMC

Name	Present Principal Occupation or Employment	Citizenship
Takeshi Uchiyamada	Chairman of the Board of Directors	Japan
Shigeru Hayakawa	Vice Chairman of the Board of Directors	Japan
Akio Toyoda	President, Member of the Board of Directors	Japan
Koji Kobayashi	Member of the Board of Directors	Japan
James Kuffner	Member of the Board of Directors	United States of America
Kenta Kon	Member of the Board of Directors	Japan
Ikuro Sugawara	Member of the Board of Directors	Japan
Sir Philip Craven	Member of the Board of Directors	United Kingdom
Teiko Kudo	Member of the Board of Directors	Japan
Haruhiko Kato	Audit & Supervisory Board Member	Japan
Masahide Yasuda	Audit & Supervisory Board Member	Japan
Katsuyuki Ogura	Audit & Supervisory Board Member	Japan
Yoko Wake	Audit & Supervisory Board Member	Japan
Hiroshi Ozu	Audit & Supervisory Board Member	Japan
Nobuyuki Hirano	Audit & Supervisory Board Member	Japan

Executive Officers of TMC

Name	Present Principal Occupation or Employment	Citizenship
Akio Toyoda	President, Operating Officer	Japan
Koji Kobayashi	Operating Officer	Japan
Keiji Yamamoto	Operating Officer	Japan

Masamichi Okada	Operating Officer	Japan
Jun Nagata	Operating Officer	Japan
Kenta Kon	Operating Officer	Japan
Yumi Otsuka	Operating Officer	Japan
Masahiko Maeda	Operating Officer	Japan
Koji Sato	Operating Officer	Japan
Masanori Kuwata	Operating Officer	Japan
James Kuffner	Operating Officer	United States of America